UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 11, 2022

Jones Soda Co.

(Exact Name of Registrant as Specified in Its Charter)

Washington

(State or Other Jurisdiction of Incorporation)

0-28820	52-2336602
(Commission File Number)	(IRS Employer Identification No.)

66 South Hanford Street, Suite 150, Seattle, Washington	98134
(Address of Principal Executive Offices)	(Zip Code)

(206) 624-3357

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐         Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐         Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐         Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

Item 2.02. Results of Operations and Financial Condition

On May 11, 2022, Jones Soda Co. (the “Company”) issued a press release announcing its financial results for the quarter ended March 31, 2022. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The Company will discuss its results for the quarter ended March 31, 2022 on its scheduled conference call today, May 11, 2022, at 4:30 p.m. Eastern time (1:30 p.m. Pacific time). This call will be webcast and can be accessed by visiting https://viavid.webcasts.com/starthere.jsp?ei=1532784&tp_key=3d4201bb3f or our website at www.jonessoda.com. Investors may also listen to the call via telephone by dialing 1-888-256-1007 (confirmation code: 8273755). In addition, a telephone replay will be available by dialing 1-844-512-2921 (confirmation code: 8273755) through May 18, 2022, at 7:30 p.m. Eastern Time.

The information in this Current Report in Item 2.02 and Exhibit 99.1 is being furnished to the Securities and Exchange Commission and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that Section, and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01          Financial Statements and Exhibits

(d)         Exhibits.

Exhibit No.         Description

99.1                  Press Release dated May 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JONES SODA CO. (Registrant)

May 11, 2022	By:	/s/ Mark Murray
Mark Murray Chief Executive Officer and President